EXHIBIT 99.1

GOLD STANDARD PHASE 2 DRILLING CONTINUES TO EXPAND OXIDE GOLD ZONES AT PINION, CARLIN TREND NEVADA

Holes include oxidized intercepts of 108.2m of 0.58 g Au/t; 24.4m of 1.45g Au/t and 13.7m of 1.07g Au/t

January 08, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of seven reverse-circulation (RC) holes from the Pinion Phase 2 drilling program at its 100%-owned Railroad-Pinion Project in Nevada’s Carlin Trend.  All seven returned significant intercepts with gold values well above the cut-off grade of 0.14 g Au/t established by APEX Geoscience Ltd. of Edmonton, Canada in its NI 43-101 resource estimate announced on September 10, 2014 (see news release). Results include five intercepts grading above one gram per tonne as well as a thicker zone of 108.2 meters of 0.58 grams per tonne (g Au/t).

Phase 2 drilling was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program.  Phase 2 totaled 10,893m of RC drilling in 44 holes (click the following link for a Pinion Phase 2 drill hole map and cross section: http://goldstandardv.com/pinion-phase-2/).  Assays are pending for holes PIN14-24 and -25, PIN14-28 and -29, PIN14-32, and PIN14-34 through -57.

Key Observations:

•
The targeted multi-lithic, dissolution collapse breccia host was intersected in all seven holes.  Similar to the Phase 1 drilling, gold mineralization is continuous and widespread within this highly permeable, altered and oxidized breccia, this gold –bearing horizon is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devil’s Gate Formation.

•
The gold-bearing intercept in PIN14-19 successfully expanded the southeast strike extent of thicker breccia hosted mineralization along the Main Zone fault, an important gold-controlling structure at Pinion.  This hole demonstrates that thick gold intercepts, developed well down into brecciated Devil’s Gate calcarenite, continue southeast beneath the bottoms of shorter historic drill holes in that area.  (click the following link for a Pinion Phase 2 cross section: http://goldstandardv.com/pinion-phase-2/). Phase 3 drilling in 2015 will follow-up on these results.

•
Along the eastern limb of the new Anticline Target, holes PIN14-23, -26, -27, -30, -31 and -33 successfully intersected oxide gold mineralization along a previously undrilled 200 meter by 100 meter north-northeast trend. (click the following link for a Pinion Phase 2 cross section: http://goldstandardv.com/pinion-phase-2/).  Mineralization in PIN14-33 is open to the south for additional exploration.

Drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-19	RC	055	-68	291.2	182.9 - 291.1	108.2	0.58
Including Including					184.5 - 193.6	9.1	1.23
					260.7 - 269.8	9.1	1.34
PIN14-23	RC		-90	225.6	189.0 - 193.6	4.6	0.65
					205.8 - 225.6	19.8	0.29
PIN14-26	RC		-90	277.4	193.6 – 207.3	13.7	1.07
Including					198.1 – 202.7	4.6	1.92
					213.4 – 225.6	12.2	0.27
PIN14-27	RC		-90	225.6	175.3 – 211.9	36.6	0.76
Including					176.8 – 184.4	7.6	2.22
PIN14-30	RC		-90	262.2	53.3 – 56.4	3.1	0.20
					176.8 – 181.4	4.6	0.60
					192.1 – 199.7	7.6	0.47
PIN14-31	RC		-90	256.1	160.1 – 184.5	24.4	1.45
Including					164.6 – 176.8	12.2	2.11
PIN14-33	RC	218	-62	280.5	182.9 – 199.7	16.8	0.61
					204.3 – 205.8	1.5	0.16
					227.1 – 230.2	3.1	0.25

** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-95% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “These Phase 2 intercepts show that we are gaining an understanding of the structural controls on thicker and higher grade mineralization within the widespread, flat lying collapse breccia host at Pinion.  This will allow us to continue to add ounces at Pinion by sharpshooting targets like the extension of the Main Zone fault or fold axes in 2015 Phase 3 drilling.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014). Results from a recently completed drill program appear to have the potential to expand the known resource. Assays are being released as they become available. An updated resource estimate incorporating Phase 2 drill results is expected in the first quarter of this year.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com